Exhibit 99.5

DHX Media Ltd.

Consolidated Financial Statements

June 30, 2013 and 2012

(expressed in thousands of Canadian dollars)

September 22, 2013

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements, of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s consolidated financial statements and recommends their approval by the Board of Directors.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information.

PricewaterhouseCoopers LLP, appointed as the Company’s auditors by the shareholders, has audited these consolidated financial statements and their report follows.

(signed)	“Michael Donovan”	(signed)	“Dana Landry”
	Chief Executive Officer		Chief Financial Officer
	Halifax, Nova Scotia		Halifax, Nova Scotia

September 22, 2013

Independent Auditor’s Report

To the Shareholders of
DHX Media Ltd.

We have audited the accompanying consolidated financial statements of DHX Media Ltd. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2013 and June 30, 2012 and the consolidated statements of changes in equity, income, comprehensive income (loss) and cash flows for the years ended June 30, 2013 and June 30, 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DHX Media Ltd. and its subsidiaries as at June 30, 2013 and June 30, 2012 and their financial performance and their cash flows for the years ended June 30, 2013 and June 30, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

DHX Media Ltd.

Consolidated Balance Sheets

As at June 30, 2013 and June 30, 2012

(expressed in thousands of Canadian dollars)

	June 30,	June 30,
	2013	2012
	$	$
Assets

Current assets

Cash	12,640	19,166
Short-term investments (note 6)	–	3,323
Restricted cash (note 13)	1,278	–
Amounts receivable (note 7)	72,849	41,823
Prepaid expenses and deposits	2,763	1,581
Investment in film and television programs (note 8)	116,994	44,163

	206,524	110,056

Investment in associates (note 9)	–	1,541
Long-term amounts receivable	3,177	–
Deferred financing fees	684	–
Property and equipment (note 10)	4,924	8,520
Long-term investment	330	330
Intangible assets (note 11)	27,956	2,714
Goodwill (note 12)	80,802	11,800

	324,397	134,961
Liabilities

Current liabilities

Bank indebtedness (note 13)	5,000	2,665
Accounts payable and accrued liabilities (note 14)	45,095	14,019
Deferred revenue	19,753	10,647
Other liability	445	–
Interim production financing (note 13)	37,676	21,177
Current portion of long-term debt and obligations under capital lease (note 13)	3,977	1,948

	111,946	50,456

Other liability	–	1,319
Long-term debt and obligations under capital lease (note 13)	45,466	3,845
Long-term deferred revenue	707	–
Deferred income taxes (note 17)	3,403	441

	161,522	56,061

Shareholders’ Equity (note 15)	162,875	78,900

	324,397	134,961
Commitments and contingencies (note 21)

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.

Consolidated Statements of Changes in Equity

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars)

					Accumulated
		Share			other	Retained
	Common	purchase		Contributed	comprehensive	earnings
	shares	financing	Warrants	surplus	income (loss)	(deficit)	Total
	$	$	$	$	$	$	$
					(note 26)
Balance – July 1, 2011	76,437	(189)	210	6,083	(457)	(1,237)	80,847

Net income for the year	–	–	–	–	–	3,047	3,047
Other comprehensive income for the year	–	–	–	–	689	–	689
Comprehensive income for the year	–	–	–	–	689	3,047	3,736
Shares issued pursuant to the employee share purchase plan	9	–	–	–	–	–	9
Shares cancelled pursuant to an employee loan forgiven	(50)	50	–	–	–	–	–
Normal course issuer bid shares repurchased and cancelled	(1,698)	–	–	620	–	–	(1,078)
Substantial issuer bid shares repurchased and cancelled	(8,857)	–	–	3,776	–	–	(5,081)
Repayment of share purchase financing	–	5	–	–	–	–	5
Interest received on share purchase financing	–	3	–	–	–	–	3
Compensation expense on share purchase financing	–	46	–	–	–	–	46
Share-based compensation	–	–	–	446	–	–	446
Expiration of warrants, net of tax effect of $33	–	–	(210)	177	–	–	(33)

Balance - June 30, 2012	65,841	(85)	–	11,102	232	1,810	78,900

Net income for the year	–	–	–	–	–	1,860	1,860
Other comprehensive loss for the year	–	–	–	–	(3,032)	–	(3,032)
Comprehensive income (loss) for the year	–	–	–	–	(3,032)	1,860	(1,172)
Repayment of share purchase financing	–	2	–	–	–	–	2
Issued for cash consideration, net of costs and tax effect	17,616	–	–	–	–	–	17,616
Cookie Jar acquisition	67,403	–	–	–	–	–	67,403
Stock options exercised	433	–	–	(152)	–	–	281
Interest received on share purchase financing	–	1	–	–	–	–	1
Compensation expense on share purchase financing	–	32	–	–	–	–	32
Warrant expense	–	–	390	–	–	–	390
Shares issued pursuant to the employee share purchase plan	32	–	–	–	–	–	32
Dividends paid	–	–	–	–	–	(1,535)	(1,535)
Shares cancelled pursuant to an employee loan forgiven	(50)	50	–	–	–	–	–
Share-based compensation	–	–	–	925	–	–	925

Balance - June 30, 2013	151,275	–	390	11,875	(2,800)	2,135	162,875

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.

Consolidated Statements of Income

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

	2013	2012
	$	$

Revenues (note 25)	97,263	72,647

Operating expenses (income)
Direct production costs and expense of film and television programs produced	45,117	47,928
Expense of acquired libraries	6,313	617
Acquisition costs	1,696	–
Amortization of property and equipment and intangible assets	4,583	2,538
Development expenses and other	3,055	773
Write-down of investment in film and television programs	608	515
Selling, general and administrative	31,886	16,077
Share of loss of associates	172	146
Realized loss (gain) on disposals of short-term investment and property and equipment	(1,419)	224
Finance expense (income), net (note 18)	1,948	(151)

	93,959	68,667

Income before income taxes	3,304	3,980

Provision for (recovery of) income taxes (note 17)
Current income taxes	1,468	147
Deferred income taxes	(24)	786

	1,444	933

Net income for the years	1,860	3,047
Basic earnings per common share (note 23)	0.02	0.05
Diluted earnings per common share (note 23)	0.02	0.05

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars)

	2013	2012
	$	$

Net income for the years	1,860	3,047

Other comprehensive income (loss)

Items that may be reclassified subsequently to net income
Cumulative translation adjustment	(2,926)	602
Realized loss on available-for-sale investments, net of tax	29	80
Changes in fair value of available-for-sale investments, net of tax	(135)	7

Other comprehensive income (loss) for the years	(3,032)	689

Comprehensive income (loss) for the years	(1,172)	3,736

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.

Consolidated Statements of Cash Flows

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars)

	2013	2012
	$	$
Cash provided by (used in)

Operating activities
Net income for the years	1,860	3,047
Charges (credits) to income not involving cash
Amortization of property and equipment	1,937	1,700
Amortization of intangible assets	2,646	838
Unrealized foreign exchange loss	2,905	57
Write-down of investment in film and television programs	608	515
Realized loss (gain) on sale of property and equipment and short-term investment	(1,419)	80
Share of loss of associates	172	146
Share-based compensation and warrant expense	1,347	492
Interest on promissory notes	1	3
Deferred tax expense (recovery)	(24)	786
	10,033	7,664

Net change investment in film and television programs	(9,652)	(5,494)
Net change in other non-cash working capital balances related to operations (note 24)	(10,382)	12,084

Cash provided by (used in) operating activities	(10,001)	14,254

Financing activities
Proceeds from issuance of common shares, net of issuance costs	16,745	–
Dividends paid	(1,535)	–
Proceeds from issuance of common shares related to employee share purchase plan	314	9
Proceeds from repayment of employee share purchase loan	2	5
Common shares repurchased and cancelled	–	(6,193)
Change in long-term receivables and payables	(401)	–
Increase in deferred financing fees	(684)	–
Proceeds from (repayment of) bank indebtedness	2,335	(2,535)
Decrease in long-term deferred revenue	(1,492)	–
Proceeds from (repayment of) interim production financing	9,608	(10,227)
Proceeds from long-term debt, net of transaction costs	48,292	4,000
Increase in restricted cash	(1,278)	–
Repayment of other liabilities	(874)	–
Repayment of long-term debt and obligations under capital lease	(64,695)	(1,478)
Repayment of shareholder debt assumed on acquisition	(8,665)	–

Cash provided by (used in) financing activities	(2,328)	(16,419)

Investing activities
Business acquisitions, net of cash acquired	(2,191)	–
Acquisitions of short-term investments	–	(7,185)
Proceeds on sale of long-term investment	1,352	–
Proceeds on disposal of short-term investments	3,294	10,009
Proceeds on sale of property and equipment	5,214	–
Acquisition of property and equipment	(1,455)	(1,053)
Cost of internally generated intangible assets	(478)	–

Cash provided by investing activities	5,736	1,771
Effect of foreign exchange rate changes on cash	67	35
Net change in cash during the years	(6,526)	(359)
Cash - Beginning of years	19,166	19,525
Cash - End of years	12,640	19,166

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (TSX), admitted on May 19, 2006 (symbol DHX). The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants – Part 1 (“CICA Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s annual results of operations, financial position and cash flows.

These financial statements have been authorized for issuance by the Board of Directors on September 22, 2013.

3	Significant accounting policies, judgments and estimation uncertainty

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

Basis of measurement

The consolidated financial statements have been prepared under a historical cost basis, except for certain financial assets and financial liabilities, including derivative instruments that are measured at fair value.

Consolidation

The consolidated financial statements include the accounts of DHX Media Ltd. and all of its subsidiaries. The financial statements of all subsidiaries are prepared for the same reporting period, using consistent accounting policies. Intercompany accounts, transactions, income and expenses and unrealized gains and losses resulting from transactions amongst the consolidated companies have been eliminated upon consolidation.

Subsidiaries are those entities, including special purpose entities, which the Company controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases.

(1)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Consolidation (continued)

Certain special purpose entities are consolidated by the Company where it does not own, directly or indirectly, through subsidiaries, more than half of the voting power, but where the Company has determined that it has either sufficient power to govern the financial and operating policies of the entities, the power to appoint or remove the majority of the members of Board of Directors of the entities or the power to cast the majority of votes at meetings of the Board of Directors of the entities in such a manner that control is considered to exist.

Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results according to the equity method. Subsequent to the acquisition date, the Company’s share of profits or losses of associates is recognized in the statement of income and its share of other comprehensive income of associates is included in the other comprehensive income account.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the statement of income.

The Company assesses at each year-end whether there is any objective evidence that its interests in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less cost to sell and value in use) and charged to the statement of income.

Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). The primary indicator which applies to the Company is the currency that mainly influences revenues and expenses. Secondary indicators include the currency in which funds from financing activities are generated. For the Company and all subsidiaries other than W!LDBRAIN Entertainment Inc. (“Wildbrain”), Copyright Promotions Licensing Group Ltd. (“CPLG”) and Cookie Jar Entertainment (USA) Inc. (“CJUSA”), the Canadian dollar has been determined to be the functional currency. For Wildbrain and CJUSA, the functional currency is the US dollar, and for CPLG, the functional currency is UK pounds sterling. These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. The financial statements of consolidated entities that have a functional currency other than Canadian dollars (“foreign operations”) are translated into Canadian dollars as follows:

(a)	assets and liabilities - at the closing rate at the date of the balance sheet; and
(b)	income and expenses - at the average rate for the period (as this is considered to be a reasonable approximation of actual rates).

All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

(2)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Foreign currency translation (continued)

(i)	Functional and presentation currency (continued)

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation, at year-end exchange rates, of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the statement of income.

Revenue recognition

Revenue from the licensing of film and television programs is recognized when:

(a)	the production has been completed;
(b)	the contractual delivery arrangements have been satisfied and the Company retains neither continuing managerial involvement to the degree usually associated with the ownership nor effective control over the goods sold;
(c)	the licensing period has commenced;
(d)	the amount of revenue can be measured reliably;
(e)	collectability of proceeds is probable; and
(f)	the costs incurred or to be incurred in respect of the contractual arrangement can be measured reliably.

Cash payments received or advances currently due pursuant to a broadcast license or distribution arrangement are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

Revenues from production services for third parties and other revenue, as appropriate, are recognized on a percentage-of-completion basis. Percentage-of-completion is based upon the proportion of costs incurred in the current period to total expected costs. A provision is made for the entire amount of future estimated losses, if any, on productions-in-progress.

Revenue from live tours is recorded in the period in which the show is performed, the amount of revenue can be reliably measured, the costs incurred or to be incurred can be measured and collectability is reasonably assured. Merchandising revenue is recognized at the point of sale to customers.

Royalty revenue is accrued for royalty streams for which the receipt of revenue is probable and is recognized in accordance with the substance of the relevant agreements and statements received from third party agents.

(3)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Revenue recognition (continued)

Revenue from the management of copyrights, licensing and brands for third parties through representation agreements is recognized when the amount of revenue can be reliably measured, the license period has commenced and collectability is reasonably assured. When the relationship with the licensee is that of an agent, the Company reports the revenue net of the licensor's share. Amounts received or advances currently due pursuant to a contractual arrangement, which have not yet met the criteria established to be recognized as revenue, are recorded as deferred revenue.

Investment in film and television programs

Investment in film and television programs represents the balance of costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights and the Company’s right to participate in certain future cash flows of film and television programs produced and distributed by other unrelated parties (“Acquired Participation Rights”). Investment in film and television programs also includes acquired film and television libraries or properties that are in production.

Costs of acquiring and producing film and television programs are capitalized. The costs are measured net of federal and provincial program contributions earned and are charged to income based on the flow-of-revenue, whereby capitalized costs are charged to income and ultimate participation costs are accrued in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until substantially all of the activities necessary to prepare the film or television program for delivery are complete. Production financing provided by third parties that acquire substantive equity participation is recorded as a reduction of the cost of the production. Acquired participation costs are recognized initially at the amounts paid or the fair value of amounts due to the counterparty.

For films and episodic television series produced by the Company, ultimate revenue includes estimates over a period of time. For acquired film and television libraries previously released, ultimate revenue includes estimates of revenue over a period not to exceed twenty years from the date of acquisition.

Investments in film and television programs are included within current assets. The normal operating cycle of the Company can be greater than 12 months. See note 8 for the expected realization of the investment in film and television programs in the next 12 months.

Ultimate revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For film, ultimate revenue estimates include box office receipts, sale of DVDs, licensing of television broadcast rights and licensing of other ancillary film rights to third parties. For television programs, ultimate revenue estimates include licensed rights to broadcast television programs in development and rights to renew licenses for episodic television programs in subsequent seasons, as well as estimates of secondary market revenue. Ultimate estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programs may be required as a consequence of changes in management’s future revenue estimates.

(4)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Investment in film and television programs (continued)

The investment in film and television programs (including acquired participation rights), is measured at the lower of cost and net realizable value. The net realizable value of the film or television program is determined using management’s estimates of future revenues and costs. A write-down is recorded equivalent to the amount by which the costs exceed the estimated net realizable value of the film or television program or acquired participation right.

Deferred financing fees and debt issue costs

Debt issue costs related to bank indebtedness are recorded as a deferred charge and amortized, using the straight line method, over the term of the related bank indebtedness and the expense is included in interest expense. Debt issue costs related to long-term debt are recorded as a reduction of long-term debt and amortized using the effective method and the expense is included in interest expense. For the year ended June 30, 2013, $684 (2012 -$nil) was recorded as deferred financing fees and $1,610 (2012 - $nil) was recorded as a reduction of long-term debt.

Business combinations

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of any non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Development costs

Development costs include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and included in investment in film and television programs upon commencement of production. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off as development expenses at the earlier of the date determined not to be recoverable or when projects under development are abandoned, or three years from the date of the initial recognition of the investment, if there have been no active development milestones or significant development expenditures within the last year.

(5)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Property and equipment

Property and equipment are carried at historical cost, less accumulated amortization and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charges to the statement of income during the period in which they are incurred. Amortization is provided, commencing when the asset is available for use, over the estimated useful life of the asset, using the following annual rates and methods:

Building	4% by declining balance
Furniture, fixtures and other equipment	5% - 20% by declining balance
Computer equipment	30% by declining balance
Post-production equipment	30% by declining balance
Computer software	2 years straight-line
Website design	2 years straight-line
Leasehold improvements	5 years straight-line and straight-line over term of lease

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the statement of income.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired at the date of acquisition. Goodwill is carried at cost less any accumulated impairment losses and is not subject to amortization. Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Goodwill is allocated to a cash generating unit (“CGU”), or group of CGUs, which is the lowest level within an entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Impairment is tested by comparing the recoverable amount of goodwill assigned to a CGU or group of CGUs to its carrying value.

Identifiable intangible assets

Identifiable intangible assets are carried at cost, including amounts of purchase price allocations upon acquisitions. Amortization is provided on a straight-line basis over the estimated useful life of the assets, using the following annual rates and methods:

Production backlog	2 to 3 years straight-line
Broadcaster relationships	7 to 10 years straight-line
Customer and distribution relationships	10 years straight-line
Non-compete contracts and brands	3 to 9 years straight-line
Production software	5 years straight-line

(6)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Internally generated intangible assets

Internally generated intangible assets include costs associated with the development of digital content distribution platforms. Development activities involve a plan and/or design of a new or substantially new product or process. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development of the asset. The expenditures capitalized include the cost of materials, design, direct labour and overhead costs that are directly attributable to preparing the assets for their intended use. Amortization is provided on a straight-line basis over the estimated useful life of the assets, using the following annual rate and method:

Digital content distribution platforms	3 years straight-line

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purposes of measuring recoverable amounts, assets are grouped into CGUs. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use, being the present value of the expected future cash flows of the relevant CGU. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, including investment in films and property and equipment, are added to the cost of those assets, until such time as the assets are substantially complete and ready for use. All other borrowing costs are recognized as a finance expense in the statement of income in the period in which they are incurred.

Government financing and assistance

The Company has access to several government programs, including tax credits that are designed to assist film and television production and distribution in Canada. Amounts received or receivable in respect of production assistance are recorded as a reduction of the production costs of the applicable production. Government assistance with respect to distribution rights is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is recorded as a reduction of the applicable expense item.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(7)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Leases

Upon initial recognition, the Company classifies all leases as either a finance lease or an operating lease, depending on the substance of the transaction. Finance leases are classified as such because they are found to transfer substantially all the rewards incidental to ownership of the asset to the lessee, whereas operating leases are classified as such because they are not found to meet the criteria required for classification as a finance lease. Upon commencement of the lease, finance leases are recorded as assets with corresponding liabilities in the statements of financial position at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The rate used to discount the payments is either the interest rate implicit in the lease or the Company's incremental borrowing rate. The asset is amortized over the term of the lease while the liability is decreased by the actual lease payments and increased by any accretion expense. Payments made under operating leases are charged to the statement of income on a straight-line basis over the period of the lease.

Income taxes

The tax expense for the period comprises current and deferred tax. Tax is recognised in the statement of income, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, as well as the benefit of losses that are probable to be realized and are available for carry forward to future years to reduce income taxes. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The effect of a change in tax rates on deferred tax assets and liabilities is included in earnings in the period that the change is substantively enacted, except to the extent it relates to items previously recognized outside earnings in which case the rate change impact is recognized in a manner consistent with how the items were originally recognized.

Deferred income tax assets and liabilities are presented as non-current. Tax on income in interim periods is accrued using the tax rate that would be applicable to expected annual total earnings.

(8)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Share-based compensation

The Company grants stock options to certain directors, officers, employees and consultants of the Company. Stock options typically vest over periods of up to 4 years and expire after 5 years. Each vesting tranche of stock options is considered a separate award with its own vesting period and estimated grant date fair value. The estimated grant date fair value of each vesting tranche is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over each tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately.

Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options granted to employees, and warrants.

Financial instruments

Financial instruments are classified as follows:

•	Short-term investments and long-term investment are classified as “Available-for-Sale”. Financial assets classified as Available-for-Sale are recognized initially at fair value plus transaction costs and are subsequently carried at fair value with the changes in fair value recorded in other comprehensive income. Available-for-Sale assets are classified as non-current, unless the investment matures or management expects to dispose of them within twelve months.

•	Derivative financial instruments are classified as “Held-for-Trading” and recognized initially on the balance sheet at fair value. Financial assets classified as Held-for-Trading are recognized at fair value with the changes in fair value recorded in net income.

•	Cash, restricted cash, trade receivables and long-term accounts receivable are classified as “Loans and Receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest method, less a provision for impairment, established on an account-by-account basis, based on, among other factors, prior experience and knowledge of the specific debtor and management’s assessment of the current economic environment.

•	Bank indebtedness, accounts payable and accrued liabilities, interim production financing, long-term debt and other liabilities are classified as “Other Financial Liabilities”. Other Financial Liabilities are initially recognized at fair value less transaction costs. Subsequent to initial recognition, Other Financial Liabilities are measured at amortized cost using the effective interest method.

(9)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. A significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

•	Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

•	Available-for-Sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

Impairment losses on financial assets carried at amortized cost and available-for-sale financial assets are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Dividend distribution

Dividend distribution to the Company’s shareholder is recognized as a liability in the financial statements in the period in which the dividends are approved by the Board of Directors.

Changes to accounting policies

Amendments to standards

IAS 1, “Presentation of Financial Statements,” has been amended to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. There were no changes to the consolidated statement of income and financial position as a result of the adoption of these changes.

Accounting standards issued but not yet applied

The Company does not expect to early adopt the following revised standards and amendments. Accordingly, the Company expects to adopt these standards on the effective dates listed below.

IFRS 9, Financial Instruments

The International Accounting Standards Board (“IASB”) has issued IFRS 9, “Financial Instruments” (“IFRS 9”), effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. IFRS 9 introduces new classification and measurement requirements for financial instruments. The Company is assessing the impact of IFRS 9 on its consolidated statement of income and balance sheet.

(10)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Accounting standards issued but not yet applied (continued)

IFRS 10, Consolidated Financial Statements

The IASB issued IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces portions of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) that addresses consolidation, and supersedes Standing Interpretations Committee (“SIC”) SIC-12 in its entirety. The objective of IFRS 10 is to define the principles of control and establish the basis of determining when and how an entity should be included within a set of consolidated financial statements. IAS 27 has been amended to reflect the issuance of IFRS 10 and retains guidance only for separate financial statements. The Company is assessing the impact of this standard on its consolidated statement of income and balance sheet.

IFRS 11, Joint Ventures

The IASB issued IFRS 11, “Joint Ventures” (“IFRS 11”), effective for annual periods beginning on or after January 1, 2013. IFRS 11 supersedes IAS 31, “Interest in Joint Ventures” and SIC-13, “Jointly Controlled Entities - Non Monetary Contributions by Venturers”. Through an assessment of the rights and obligations in an arrangement, IFRS 11 establishes principles to determine the type of joint arrangement and guidance for financial reporting activities required by the entities that have an interest in arrangements which are controlled jointly. As a result of the issuance of IFRS 10 and IFRS 11, IAS 28, “Investments in Associates and Joint Ventures” (“IAS 28”) was amended to reflect the guidance provided in IFRS 10 and IFRS 11. The Company is assessing the impact of this standard on its consolidated statement of income and balance sheet.

IFRS 12, Disclosure of Interests in Other Entities

The IASB issued IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”) effective for annual periods beginning on or after January 1, 2013. IFRS 12 requires extensive disclosures relating to a company’s interests in subsidiaries, joint arrangements, associates, and unconsolidated structured entities. IFRS 12 enables users of the financial statements to evaluate the nature and risks associated with its interests in other entities and the effects of those interests on its financial position and performance. As this standard relates to disclosure, there will be no changes to the consolidated statement of income or balance sheet. The Company continues to evaluate additional disclosures required.

IFRS 13, Fair Value measurement

The IASB issued IFRS 13, “Fair Value Measurement” (“IFRS 13”) effective for annual periods beginning on or after January 1, 2013. IFRS 13 defines fair value, provides guidance in a single framework for measuring fair value and identifies the required disclosures pertaining to fair value measurement. The Company does not anticipate any material changes to the consolidated statement of income and balance sheet upon adoption of the new standard.

(11)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Significant accounting judgments and estimation uncertainty

The preparation of consolidated financial statements under IFRS requires the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(i)	Investment in film and television programs

The costs of acquiring and producing film and television programs are capitalized, net of federal and provincial program contributions earned and expensed based on the flow-of-revenue, whereby capitalized costs are charged to income and ultimate participation costs are accrued in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. The estimate of ultimate revenue and ultimate costs depends on management judgment and assumptions based on the pattern of historical experience and other factors. A fluctuation of 1% to 3% in ultimate revenue forecasts would have an approximate effect of $100 to $400 on net income.

(ii)	Goodwill

The Company is required t o test for impairment at least annually, or more frequently if events or circumstances indicate that the asset might be impaired. Impairment is tested by comparing the recoverable amount, which is the greater of fair value less cost to sell and value in use, of goodwill to its carrying value. The value in use calculation of recoverable amount requires the estimation of future cash flows and the choice of a suitable discount rate (see note 12).

(iii)	Income taxes and deferred income taxes

Deferred tax assets and liabilities require management’s judgment in determining the amounts to be recognized. In particular, judgment is used when assessing the extent to which deferred tax assets should be recognized with respect to the timing of deferred taxable income.

The current income tax provision for the year is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, estimates are used in determining the provision for current income taxes which are recognized in the consolidated financial statements. The Company considers the estimates, assumptions and judgments to be reasonable but this can involve complex issues which may take an extended period to resolve. The final determination of prior years’ tax provisions could be different from the estimates reflected in the financial statements.

(12)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Significant accounting judgments and estimation uncertainty (continued)

(iv)	Consolidation

Consistent with the film and television industry, the Company utilizes various financing structures and production arrangements, including Special Purpose Entities (“SPE”) to finance its film and television projects. Under IFRS, an SPE shall be consolidated when the substance of the relationship between the Company and the SPE indicates that the SPE is controlled by the Company. Determining the presence of control depends on a number of management judgments and assumptions.

(v)	Business combinations

The purchase price allocation process requires management to use significant estimates and assumptions, including fair value estimates including, but not limited to:

•	estimated fair values of tangible assets;
•	estimated fair values of intangible assets;
•	estimated fair values of deferred revenue;
•	probability of required payment under contingent consideration provisions;
•	estimated income tax assets and liabilities; and
•	estimated fair value of pre-acquisition contingencies.

While management uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value the assets acquired and liabilities assumed at the business combination date, estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase price allocation period, which is generally one year from the business combination date, adjustments are recorded to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Although management believes the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the assets and liabilities acquired include but are not limited to:

•	future expected cash flows from distribution, merchandising and licensing and other customer contracts;
•	expected costs to complete film and television productions in-progress and the estimated cash flows from the productions when completed;
•	the acquired company’s brand, broadcaster relationships and customer and distribution relationships as well as assumptions about the period of time these acquired intangibles will continue to benefit the combined company;
•	the fair value of deferred revenue, including future obligations to customers;
•	uncertain tax positions and the fair value of both current and deferred tax related assets and liabilities assumed in connection with a business combination are initially estimated as of the acquisition date and are re-evaluated quarterly, management continues to collect information in order to determine their estimated value, with any adjustments to preliminary estimates recorded to goodwill during the measurement period; and
•	discount rates applied to future expected cash flows.

(13)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Significant accounting judgments and estimation uncertainty (continued)

(v)	Business combinations (continued)

Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

4	Compensation of key management

Key management includes all directors, including both executive and non-executive directors, as well as the Chief Operating Officer and Chief Financial Officer. The compensation earned by key management is as follows:

	June 30,	June 30,
	2013	2012
	$	$

Salaries and employee benefits	1,592	1,267
Share-based compensation	129	234
	1,721	1,501

5	Acquisitions

On October 22, 2012 (“Cookie Jar Effective Date”), the Company acquired all the outstanding shares of a newly formed company holding all of the assets and select liabilities comprising the business of Cookie Jar Entertainment (“Cookie Jar”), an industry leader in the creation, production and marketing of animated and live-action programming and possessing a library of nearly 6,000 half-hours of programming. Total consideration of $72,403 is comprised of cash of $5,000 and 36,044,492 common shares of the Company valued at $67,403 on the Cookie Jar Effective Date.

The preliminary goodwill value of $68,950 arising from the acquisition is attributable to acquired workforces and economies of scale expected from combining the operations for the Company and Cookie Jar. None of the goodwill recognised is expected to be deductible for income tax purposes. The fair value of accounts receivable is $31,794. The gross contractual amount for accounts receivable due is $35,339, of which $3,545 is expected to be uncollectible.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Cookie Jar from the Cookie Jar Effective Date. All special purpose entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in these financial statements.

(14)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

5	Acquisitions (continued)

The purchase price has been allocated, on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets acquired
Cash	2,809
Accounts receivable	31,794
Prepaid expenses and deposits	783
Investment in film and television programs	61,814
Property and equipment	937
Intangible assets	27,140
Goodwill	68,950
194,227
Less: Liabilities assumed
Accounts payable and accrued liabilities	33,019
Deferred revenue	12,994
Interim production financing	6,891
Long-term debt	56,742
Shareholder loans payable	8,665
Deferred tax liability	3,513
121,824
72,403

During the year, the Company continued to refine the purchase price allocation. As a result, the Company increased the amount allocated to deferred revenue by $907, decreased amounts payable and accrued liabilities by $5,485, reduced deferred income tax assets by $4,150 and recognized a deferred tax liability of $3,513, decreased investment in film and television programs by $10,412, increased intangible assets by $1,701 and increased goodwill by $11,796. The Company will finalize the purchase price allocation within the measurement period of one year from the date of acquisition. The main items management is working to finalize are uncertain tax positions and the fair value of both current and deferred tax assets and liabilities.

Cookie Jar contributed $31,915 to the Company’s consolidated revenue and $7,326 to the consolidated net income since the Cookie Jar Effective Date. Had Cookie Jar been consolidated from July 1, 2012, the consolidated statement of income would show revenue of $110,639 and net income of $1,352.

6	Short-term investments

The investments are shown on the balance sheet at fair value. As at June 30, 2013, there were no short-term investments. The cost of the short-term investments at June 30, 2012 was $3,217. As at June 30, 2012, short-term investments consist of Canadian government grade bonds which bear interest at rates from 3.25% to 3.80%.

7	Amounts receivable

	June 30,	June 30,
	2013	2012
	$	$

Trade receivables	38,135	15,939
Less: provision for impairment of trade receivables	(1,086)	(105)
	37,049	15,834
Goods and services taxes recoverable	1,855	1,105
Federal and provincial film tax credits and other government assistance	33,945	24,884
Amounts receivable	72,849	41,823

(15)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

7	Amounts receivable (continued)

The aging of trade receivables is as follows:

	June 30,	June 30,
	2013	2012
	$	$

Less than 60 days	30,223	13,537
Between 60 to 90 days	1,202	535
Over 90 days	5,624	1,762
	37,049	15,834

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Trade receivables, goods and services taxes recoverable, federal and provincial film tax credits receivable and other government assistance are provided for based on estimated irrecoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and federal and provincial film tax credits receivable and other government assistance do not contain any impaired receivables.

Provision for impairment of trade receivables:

	2013	2012
	$	$

Opening balance	105	70
Provision for receivables	907	35
Receivables written off during the year	(49)	–
Exchange differences	123	–
Closing balance	1,086	105

8	Investment in film and television programs

	June 30,	June 30,
	2013	2012
	$	$

Development costs	1,350	2,943
Theatrical and non-theatrical productions in progress
Cost, net of government and third party assistance and third party participation	1,296	2,459
Acquired participation rights - theatrical and non-theatrical
Cost	67,673	5,860
Accumulated expense	(11,383)	(5,070)
	56,290	790
Non-theatrical productions completed and released
Cost, net of government and third party assistance and third party participation	234,860	191,787
Accumulated expense	(171,396)	(149,018)
Accumulated write-downs of investment in film and television programs	(5,406)	(4,798)
	58,058	37,971
	116,994	44,163

(16)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

8	Investment in film and television programs (continued)

The Company expects that 8% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the year ending June 30, 2014. The Company expects that 40% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the period ending June 30, 2016. The Company expects that over 61% of the costs related to productions completed and released will be realized by June 30, 2018.

During the year ended June 30, 2013, interest of $1,440 (2012 - $1,294) has been capitalized to investment in film and television programs.

The continuity of investment in film and television programs is as follows:

	2013	2012
	$	$

Net opening investment in film and television programs	44,163	39,184
Productions acquired (note 5)	61,814	–
Cost of productions (completed and released and productions in progress), net of government and third party assistance and third party participation	41,339	22,645
Increase (decrease) in development costs	(1,593)	571
Expense	(28,691)	(18,301)
Write-down of certain investment in film and television programs	(608)	(515)
Exchange differences	570	579
	116,994	44,163

9	Investment in associates

Investment in associates is accounted for using the equity method. The continuity of investment in associates is as follows:

	2013	2012
	$	$

Opening balance	1,541	1,687
Share of loss of associates	(172)	(146)
Disposal of investment	(1,369)	–
	–	1,541

The Company sold its interest in Tribal Nova during the year ended June 30, 2013 for net proceeds of $1,741 resulting in a gain of $372. As at June 30, 2012, the Company held a 27.9% interest in Tribal Nova. As at June 30, 2012, Tribal Nova had assets and liabilities of $1,794 and $864 respectively recorded in its accounts. During the period from July 1, 2012, to the date of sale of the Company’s interest, Tribal Nova recorded in its accounts a profit of $49 (2012 - $301) from revenues of $2,605 (2012 - $2,751). The amounts recorded by the Company includes its share of the assets and liabilities and results of Tribal Nova, as well as additional amounts related to the fair value of the underlying assets it acquired through its interest in Tribal Nova which are included in the balance at June 30, 2012 above and subsequently records amortization expense in its share of the associate's income.

(17)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

10	Property and equipment

			Furniture,		Post
			fixtures and	Computer	production	Website	Computer	Lease-
	Land	Buildings	equipment	equipment	equipment	design	software	holds	Total
	$	$	$	$	$	$	$	$	$
For the year ended June 30, 2012
Opening net book value	800	3,541	903	2,213	285	–	998	1,067	9,807
Additions	–	–	48	827	1	–	440	–	1,316
Amortization	–	(143)	(195)	(688)	(88)	–	(407)	(179)	(1,700)
Disposals	–	–	(6)	(692)	–	–	(133)	(30)	(861)
Gain (loss) on disposals	–	–	(4)	(169)	–	–	29	–	(144)
Exchange difference	–	–	2	77	–	–	18	5	102
Net book value	800	3,398	748	1,568	198	–	945	863	8,520
At June 30, 2012
Cost	800	4,329	3,366	4,911	1,486	104	2,381	2,165	19,542
Accumulated amortization	–	(931)	(2,620)	(3,420)	(1,288)	(104)	(1,454)	(1,307)	(11,124)
Exchange differences	–	–	2	77	–	–	18	5	102
Net book value	800	3,398	748	1,568	198	–	945	863	8,520
For the year ended June 30, 2013
Opening net book value	800	3,398	748	1,568	198	–	945	863	8,520
Cookie Jar acquisition	–	–	239	574	–	–	–	124	937
Additions	–	–	224	748	65	–	335	83	1,455
Amortization	–	(64)	(314)	(874)	(70)	–	(434)	(181)	(1,937)
Disposals	(1,000)	(4,214)	–	–	–	–	–	–	(5,214)
Gain on disposals	200	880	–	–	–	–	–	–	1,080
Exchange difference	–	–	2	48	–	–	28	5	83
Net book value	–	–	899	2,064	193	–	874	894	4,924
At June 30, 2013
Cost	–	–	3,829	6,233	1,551	104	2,716	2,372	16,805
Accumulated amortization	–	–	(2,934)	(4,294)	(1,358)	(104)	(1,888)	(1,488)	(12,066)
Exchange differences	–	–	4	125	–	–	46	10	185
Net book value	–	–	899	2,064	193	–	874	894	4,924

As at June 30, 2013, included in the net book value of property and equipment were leased assets in furniture, fixtures and equipment, computer equipment, post production equipment, computer software and leaseholds in the amounts of $nil, $827, $nil, $nil and $nil, respectively (2012 - $55, $257, $12, $57 and $675, respectively).

(18)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

11	Intangible assets

			Customer		Internally
			and	Non-compete	generated
	Production	Broadcaster	distribution	contracts and	intangible	Production
	backlog	relationships	relationships	brands	assets	software	Total
	$	$	$	$	$	$	$
For the year ended June 30, 2012
Opening net book value	40	2,306	264	829	–	113	3,552
Amortization	(16)	(544)	(55)	(144)	–	(79)	(838)
Net book value	24	1,762	209	685	–	34	2,714
At June 30, 2012
Cost	1,085	4,627	546	1,959	–	394	8,611
Accumulated amortization	(1,061)	(2,865)	(337)	(1,274)	–	(360)	(5,897)
Net book value	24	1,762	209	685	–	34	2,714
For the year ended June 30, 2013
Opening net book value	24	1,762	209	685	–	34	2,714
Cookie Jar acquisition (note 5)	–	2,735	11,820	12,585	–	–	27,140
Amortization	(17)	(824)	(763)	(1,008)	–	(34)	(2,646)
Additions	–	–	–	–	478	–	478
Foreign exchange differences	–	14	186	70	–	–	270
Net book value	7	3,687	11,452	12,332	478	–	27,956
At June 30, 2013
Cost	1,085	7,362	12,366	14,544	478	394	36,229
Accumulated amortization	(1,078)	(3,689)	(1,100)	(2,282)	–	(394)	(8,543)
Foreign exchange differences	–	14	186	70	–	–	270
Net book value	7	3,687	11,452	12,332	478	–	27,956

12	Goodwill

The continuity of goodwill is as follows:

	2013	2012
	$	$
Opening net book value	11,800	11,763
Acquired on Cookie Jar (note 5)	68,950	–
Exchange differences	52	37
	80,802	11,800

(19)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

12	Goodwill (continued)

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The Company tested goodwill for impairment at June 30, 2013 and 2012 in accordance with its policy described in note 3. For the purposes of allocating goodwill at June 30, 2013, the Company has determined that it has two CGUs, its core production, distribution and licensing of film and television programs business and CPLG, a subsidiary of Cookie Jar acquired during the year (see note 5), which manages copyrights, licensing and brands for third parties. The Company has determined none of the goodwill related to the acquisition of Cookie Jar related to CPLG. The Company determined that it had one CGU at June 30, 2012. As the recoverable amount of the CGU to which goodwill has been allocated was greater than its carrying value, the Company determined there was no impairment of goodwill as at June 30, 2013 and 2012.

For determining the recoverable amount of its CGU, the Company uses the value in use approach. Under the value in use approach, management estimates the discounted future cash flows for 5 years and a terminal value for the CGU. The future cash flows are based on management’s best estimates considering historical and expected production, distribution and other revenue deliveries, economic conditions and general outlook for the industry. The pre-tax discount rates used by the Company are based on the debt equity ratio and considers the average debt ratio, market equity risk premium and size premium for possible variations from management’s projections. The terminal value is the value attributed to the CGU’s operations beyond the projected period of 5 years using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects.

The Company’s assumptions are affected by current market conditions which may affect expected revenues, particularly production and distribution revenues. In addition, while the Company has implemented cost savings initiatives, selling, general and administrative costs may increase more significantly than expected. The Company also has significant competition in the markets in which it operates which may impact its revenue and operating costs. The Company has made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry or specific intangible assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required at that time to recognize impairment losses.

The key assumptions used in the analysis of the CGU to which goodwill was allocated under the value in use model are as follows:

	June 30,	June 30,
	2013	2012

Budgeted gross margin	53%	37%
Growth rate	3-5%	2-3%
Pre-tax discount rate	14.8%	14.8%

(20)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

13	Bank indebtedness, interim production financing, long-term debt and obligations under capital lease

	June 30,	June 30,
	2013	2012
	$	$
Bank indebtedness	5,000	2,665
Interim production financing	37,676	21,177
Long-term debt and obligations under capital lease	49,443	5,793
interest bearing debt and obligations under capital lease	92,119	29,635
Amount due within 12 months	(46,653)	(25,790)
Amount due beyond 12 months	45,466	3,845

a)	Bank indebtedness

On October 22, 2012, the Company entered into a credit agreement (the “Senior Secured Credit Facilities”) with a syndicate of lenders, which provides for a revolving facility (the “Revolving Facility”) and a term facility (the “Term Facility”). The Revolving Facility is available to a maximum amount of $20,000, maturing on October 22, 2016. The Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate or, $USD, EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to 3.25%.

All amounts borrowed pursuant to the Senior Secured Credit Facilities are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”) with both the Company and the Guarantors providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders and all present and subsequently acquired real and personal property of the Company and the Guarantors.

Under the Senior Secured Credit Facilities, the Company is required to comply with certain covenants, including maintaining a leverage ratio of less than 2.5:1 and a fixed charge ratio of greater than 1.5:1. As at June 30, 2013, the Company was in compliance with all covenants.

Prior to entering into the Senior Secured Credit Facilities, as of June 30, 2012, the maximum amount of all borrowing, including bank indebtedness, bearing interest at RBC prime plus 1.25%, and interim production financing facility, with the Royal Bank of Canada (“RBC”) was $55,000 (“RBC Master Agreement”). Upon entering into the Senior Secured Credit Facilities, the RBC Master Agreement matured and all amounts were repaid on October 22, 2012.

b)	Interim production financing

	June 30,	June 30,
	2013	2012
	$	$

RBC Revolving Production Credit Facility, repaid during the year	–	13,701

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.65% to 12%. Assignment and direction of specific production financing and licensing contracts receivable, with a net book value of approximately $55,667 at June 30, 2013 (2012 - $7,686). Certain facilities are secured by a restricted cash balance of $1,278 at June 30, 2013 (2012 - $nil)	37,676	7,476
	37,676	21,177

(21)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

13	Bank indebtedness, interim production financing, long-term debt and obligations under capital lease (continued)

b)	Interim production financing (continued)

During the year ended June 30, 2013, the $CDN bank prime rate averaged 3.00% (2012 – 3.00%).

Prior to entering into the Senior Secured Credit Facilities, as part of the RBC Master Agreement, the Company also had an interim production financing facility (“RBC Revolving Production Facility”) with a maximum authorized amount of $40,284. The RBC Revolving Production Facility matured October 22, 2012 and was replaced by individual interim production facilities.

The Senior Secured Credit Facilities entered into on October 22, 2012 provide for a Term Facility with an initial principal amount of $50,000, maturing on October 22, 2016, repayable in annual amortization payments (as a percentage of the initial principal amount of the Term Facility) of 7% in 2013, 8% in 2014, 12% in 2015 and 13% in 2016, payable in equal quarterly installments, with the full remaining amount due on maturity. The Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to 3.25%. All amounts borrowed pursuant to the Senior Secured Credit Facility are guaranteed by the Company and certain of its Guarantors, with both the Company and the Guarantors providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders and all present and subsequently acquired real and personal property of the Company and the Guarantors.

c)	Long-term debt and obligations under capital leases

	June 30,	June 30,
	2013	2012
	$	$

Term Facility entered into pursuant to the Senior Secured Credit Facility (note 13 (a) and (b)), net of issue costs of $1,610	48,616	–

Loans payable to Business Development Bank of Canada, repaid during the period, upon sale of property and equipment	–	1,947

Obligation under various capital leases, with total quarterly instalments of $99, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from January 2014 to February 2017 of which $176 is denominated in USD (2012 - $342)	827	513

RBC Acquisition Facility, repaid during the period
	–	3,333
	49,443	5,793
Less: Current portion	3,977	1,948
	45,466	3,845

(22)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

13	Bank indebtedness, interim production financing, long-term debt and obligations under capital lease (continued)

c)	Long-term debt and obligations under capital leases (continued)

The aggregate amount of gross principal repayments required in each of the next four years is as follows:

$
Year ending June 30, 2014	4,463
2015	6,087
2016	6,943
2017	33,560

The Company has the following undrawn borrowing facilities:

	June 30,	June 30,
	2013	2012
	$	$

Bank indebtedness	15,000	845
Interim production financing	–	26,583
RBC Acquisition Facility	–	6,667
Other	–	995
	15,000	35,090

14	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following:

	June 30,	June 30,
	2013	2012
	$	$

Accounts payable	6,044	728
Accrued liabilities	39,051	13,291
	45,095	14,019

15	Share capital and contributed surplus

a)	Authorized

100,000,000	Preferred variable voting shares, redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited common shares without nominal or par value

(23)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

15	Share capital and contributed surplus (continued)

b)	Issued and outstanding

Changes in the Company’s issued share capital during the periods were as follows:

	June 30, 2013		June 30, 2012
	Number	Amount	Number	Amount
		$		$
Preferred variable voting shares (note 15 (c))	100,000,000	–	100,000,000	–
Common shares (note 15 (d))
Opening balance	53,069,712	65,841	61,596,615	76,437
Issued on Cookie Jar acquisition (note 5)	36,044,492	67,403	–	–
Substantial issuer bid shares repurchased and cancelled, including costs of $116, net of tax of $35	–	–	(7,142,857)	(8,857)
Issued for cash consideration, net of costs and tax effect	13,002,000	17,616	–	–
Shares issued pursuant to the employee share purchase plan	14,619	32	12,454	9
Shares cancelled pursuant to an employee loan forgiven	(27,027)	(50)	(27,000)	(50)
Normal course issuer bid shares repurchased and cancelled	–	–	(1,369,500)	(1,698)
Stock options exercised	361,250	433	–	–
Ending balance	102,465,046	151,275	53,069,712	65,841
Share purchase financing (note 15 (e))
Opening balance	–	(85)	–	(189)
Repayments of share purchase financing	–	2	–	5
Loan forgiven	–	50	–	50
Compensation expense	–	32	–	46
Interest received	–	1	–	3
Ending balance	–	–	–	(85)
Warrants (note 15 (f))
Opening balance	1,000,000	–	937,500	210
Expiration of warrants	–	–	(937,500)	(210)
Conditional warrants granted	–	–	1,000,000	–
Warrant expense	–	390	–	–
Ending balance	1,000,000	390	1,000,000	–
Contributed surplus and stock options (note 15 (g))
Opening balance	4,343,750	11,102	4,020,000	6,083
Shares repurchased and cancelled	–	–	–	4,396
Issued to officers or employees	2,390,000	–	1,080,000	–
Share-based compensation	–	925	–	446
Stock options exercised	(361,250)	(152)	–	–
Options expired	(436,250)	–	(450,000)	–
Options forfeited	(210,000)	–	(306,250)	–
Warrants expired, net of tax effect of $33	–	–	–	177
Ending balance	5,726,250	11,875	4,343,750	11,102

(24)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

15	Share capital and contributed surplus (continued)

c)	Preferred variable voting shares

The preferred variable voting shares were issued May 12, 2006 to an officer and director.

d)	Common shares

On October 22, 2012, as part of the Cookie Jar Acquisition, the Company issued 36,044,492 common shares, with a value of $67,403, based on the closing price of $1.87 on October 22, 2012.

On October 22, 2012, the Company issued 13,002,000 common shares at $1.50 for gross proceeds of $19,503. Cost of the issuance was $1,887, net of tax effect of $871.

During the year ended June 30, 2013, the Company issued 14,619 common shares, at an average price of $2.18, respectively as part of the Company’s employee share purchase plan (2012 - 12,454 at $0.81 per share).

During the year ended June 30, 2013, 27,027 shares were returned and cancelled as settlement of an existing employee’s share purchase financing loan of $50 (2012 - 27,000 for $50) (note 15 (e)).

During the year ended June 30, 2013, 361,250 shares were issued out of treasury at an average price of $0.78 upon exercise of options.

e)	Share purchase financing

During the years ended June 30, 2013 and 2012, the Company issued no amounts for share purchase financing. During the year ended June 30, 2013, $32 of compensation expense was recognized on an employee loan forgiven (2012 - $46). During the year ended June 30, 2013, $1 of interest (2012 - $3) received on these loans was recorded as a capital contribution. During the year ended June 30, 2013, $2 was received (2012 - $5) as principal repayment of an employee loan. During the year ended June 30, 2013, a $50 reduction in share purchase financing was recorded for common shares returned and cancelled (2012 - $50) (note 15 (d)).

f)	Warrants

During the year ended June 30, 2012, 1,000,000 conditional warrants (“Conditional Warrants”) were granted to consultants of the Company at a strike price of $0.785 per share. The vesting for the Conditional Warrants was conditional upon the Cookie Jar transaction closing by November 16, 2012. During the year ended June 30, 2013, the Conditional Warrants vested and an expense of $390 was recognized.

During the year ended June 30, 2013, no warrants expired (2012 - 937,500). For the year ended June 30, 2012, the amount recorded to warrants was reduced by $210 on the expiration of the warrants and the amount recorded as a credit to contributed surplus was $177.

(25)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

15	Share capital and contributed surplus (continued)

f)	Warrants (continued)

		Weighted average
	Number of	exercise price
	warrants	per warrant
		$

Outstanding at June 30, 2011	937,500	1.15

Warrants expired	(937,500)	1.15
Warrants granted	1,000,000	0.78
Outstanding at June 30, 2012 and June 30, 2013	1,000,000	0.78

The fair value of the Conditional Warrants was estimated at $390 by management using the Black-Scholes option pricing model. The assumptions used in the pricing model to value the Conditional Warrants are as follows:

Risk-free interest rate	1.12%
Expected option life	2 years
Expected volatility	54%
Expected dividend yield	nil

(26)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

15	Share capital and contributed surplus (continued)

g)	Stock options

At June 30, 2013 and 2012, the Company had the following stock options outstanding:

		Weighted average
	Number of	exercise price
	options	per stock option
		$

Outstanding at June 30, 2011	4,020,000	1.07
Forfeited	(306,250)	1.22
Expired	(450,000)	2.05
Granted	1,080,000	0.82
Outstanding at June 30, 2012	4,343,750	0.90
Granted to employees	1,900,000	1.81
Granted to directors	490,000	1.81
Forfeited	(210,000)	1.20
Expired	(436,250)	1.61
Exercised	(361,250)	0.78
Outstanding at June 30, 2013	5,726,250	1.22
Exercisable at June 30, 2012	2,683,750	0.94
Exercisable at June 30, 2013	3,107,500	0.88

The total maximum number of common shares to be reserved for issuance through the Company’s stock option plan is 9% of the total number of issued and outstanding common shares at any time. As at June 30, 2013, this amounted to 9,221,854 (2012 - 4,776,274).

On October 4, 2012, 500,000 stock options were issued to an employee at $1.63 per share, vesting over four years and based on achieving certain benchmarks, expiring on October 3, 2017.

On November 22, 2012, 1,640,000 stock options were issued to employees and directors at $1.81 per share, vesting over four years and some of which are based on achieving certain benchmarks and expiring on November 22, 2017.

On February 19, 2013, 250,000 stock options were issued to employees at $2.15 per share, vesting over four years and expiring on February 19, 2018.

(27)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

15	Share capital and contributed surplus (continued)

g)	Stock options (continued)

During the year ended June 30, 2013, 361,250 stock options were exercised at an average price of $0.78 per common share (2012 - $nil).

During the year ended June 30, 2013, 210,000 options were forfeited and 436,250 expired (2012 – 306,250 and 450,000).

The weighted average grant date fair value of stock options and assumptions using the Black-Scholes option pricing model for the years ended June 30, 2013 and 2012 are as follows:

	2013	2012
Weighted average grant value date	0.85	0.32
Risk-free interest rate	1.30%	1.25%
Expected option life	4 years	4 years
Expected volatility	61%	65%
Expected dividend yield	0.13%	nil

Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the stock options.

During the year ended June 30, 2013, a total of $957 (2012 - $492) was recognized as compensation expense. Included in the compensation expense for the year ended June 30, 2013 was $32 related to employee share purchase loans (2012 - $46).

Information related to options outstanding at June 30, 2013 is presented below:

		Weighted	Weighted
	Number	average	average	Number	Weighted
Range of	outstanding at	remaining	exercise	exercisable at	average
exercise prices	June 30, 2013	contractual life	price	June 30, 2013	exercise price
$			$		$

0.58 - 0.99	3,411,250	2.02 years	0.82	2,907,500	0.82
1.00 – 2.15	2,315,000	4.39 years	1.81	200,000	1.81
Total	5,726,250	2.98 years	1.22	3,107,500	0.88

Information related to options outstanding at June 30, 2012 is presented below:

		Weighted	Weighted
	Number	average	average	Number	Weighted
Range of	outstanding at	remaining	exercise	exercisable at	average
exercise prices	June 30, 2012	contractual life	price	June 30, 2012	exercise price
$			$		$
0.58 - 0.99	3,913,750	2.70 years	0.82	2,253,750	0.81
1.00 - 1.62	430,000	0.02 years	1.62	430,000	1.62
Total	4,343,750	2.72 years	0.90	2,683,750	0.94

(28)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

16	Government financing and assistance

During the year ended June 30, 2013, investment in film and television programs was reduced by $825 (2012 -$1,209) related to production financing from government agencies. This financing is related to participation by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. In addition, during the year ended June 30, 2013, investment in film also has been reduced by $6,981 (2012 - $4,396) related to non-repayable contributions from the Canadian Media Fund license fee program. During the year ended June 30, 2013, investment in film and television programs has been reduced by $14,235 (2012 - $12,596) for tax credits relating to production activities. During the year ended June 30, 2013, the Company collected $10,896 in government financing and assistance (2012 - $20,070) related to the amounts noted above.

Amounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 49% of total amounts receivable at June 30, 2013 (2012 - 62%). Certain of these amounts are subject to audit by the government agency. Management believes that the net amounts recorded are fully collectible. The Company adjusts amounts receivable from Canadian federal government and other government agencies including federal and provincial tax credits receivable, in connection with production financing, quarterly and yearly, for any known differences arising from internal or external audit of these balances.

17	Income taxes

Significant components of the Company’s deferred income tax asset (liability) as at June 30, 2013 and 2012 are as follows:

	June 30,	June 30,
	2013	2012
	$	$

Leasehold inducement	170	250
Foreign tax credits	287	320
Deferred production revenue	74	75
Participation payables and capital lease obligations and other liabilities	45	585
Property and equipment	28	(250)
Share issuance costs and deferred financing fees	1,072	252
Investment in film and television programs	(7,977)	(3,730)
Intangible assets	(4,342)	(1,801)
Non-capital losses and other	7,240	3,858
Deferred income taxes asset (liability)	(3,403)	(441)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $4,352 at June 30, 2013 (2012 - $2,898).

(29)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

17	Income taxes (continued)

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	June 30,	June 30,
	2013	2012
	$	$
Income tax expense based on combined federal and provincial tax rates of 31% (2012 - 33.2%)	1,024	1,321
Income taxes increased (reduced) by:
Share-based compensation	313	156
Tax rate differential	(519)	(9)
Recognition of previously unrecognized tax assets	–	(224)
Cultural donations	–	(90)
Non-taxable portion of capital items	351	–
Other	275	(221)
Provision for income taxes	1,444	933

As at June 30, 2013, the Company has losses carried forward of $1.2 million and capital losses carried forward of $0.8 million for which no deferred tax asset has been recorded. The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates. In fiscal 2013, the Company’s effective tax rate was 31% (2012- 33.2%) based on jurisdictions in which the income was earned.

18	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	2013	2012
	$	$

Finance income
Interest income	156	220
Net foreign exchange gain (loss)	(84)	132
	72	352
Finance expense
Interest expense on bank indebtedness	80	80
Interest expense on long-term debt and obligations capital lease	1,940	121
	2,020	201
Net finance income (expense)	(1,948)	151

(30)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

19	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	2013	2012
	$	$
Investment in film and television programs
Direct production and other costs	22,739	30,242
Expense of film and television programs	22,378	17,686
Write-down of investment in film and television programs	608	515
Expense of acquired library	6,313	617
Development expenses and other	3,055	773
Office and administrative	8,612	3,368
Warrant expense	390	–
Share of loss of associates	172	146
Finance expense (income)	1,948	(151)
Realized loss (gain) on disposals of short-term investment and property and equipment	(1,419)	224
Investor relations and marketing	1,410	738
Professional and regulatory	3,688	1,186
Amortization of property and equipment and intangible assets	4,583	2,538
	74,477	57,882
The following sets out the components of employee benefits expense:
Salaries and employee benefits	15,010	10,209
Share-based compensation	957	492
Termination benefits	3,515	84
	19,482	10,785
	93,959	68,667

20	Financial instruments

a)	Credit risk

Credit risk arises from cash, restricted cash, short-term investments and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash, restricted cash and short-term investments by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management believes that the net amounts recorded are fully collectible. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 2% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible. In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor's share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to the licensee when the amount is collected from the third party. This reduces the credit risk, as the Company is only exposed to the accounts receivable related to the revenue it records.

(31)

DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

20	Financial instruments (continued)

b)	Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $750 to $1,000 effect on net income.

c)	Liquidity risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities (note 13). As at June 30, 2013, the Company had cash on hand of $12,640 (2012 - $19,166).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

d)	Currency risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominated contracts. At June 30, 2013, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP or Euro exchange rate would have less than a $300 effect on net income and minimal affect on the balance sheet items.

e)	Long-term investment

As at June 30, 2013, management is continuing to value its investment in Woozworld at $330 (2012 - $330). It continues to be a private company and, as such, a quoted market price in an active market is not available.

Management has estimated the fair value of the investment by comparing the value to pro-rata valuation from a recent equity raise made by Woozworld. The Company does not expect to dispose of this investment in the near term, and believes there is no impairment of the long-term investment as at June 30, 2013 and 2012.

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DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

20	Financial instruments (continued)

f)	Contractual maturity analysis for financial liabilities

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$
Bank indebtedness	5,000	5,000	–	–	–
Interim production financing	37,676	37,676	–	–	–
Long-term debt	50,226	4,097	12,603	33,526	–
Obligations under capital lease	827	366	427	34	–
	93,729	47,139	13,030	33,560	–

Payments noted above do not include interest.

g)	Fair values

The maximum exposure to credit risk for cash, short-term investments, deposits and trade and other receivables approximate the amount recorded on the consolidated balance sheets.

Management believes the carrying amounts reported on the financial statements for cash, short-term investments, amounts receivable, accounts payable and accrued liabilities and current portion of long-term debt and obligations under capital lease all approximate their fair values due to their immediate or short-term maturities or variable interest rates. Interim production financing and bank indebtedness were renegotiated during the year ended June 30, 2013 to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The fair value of the non-current portion of long-term debt and obligations under capital lease is set out below and is estimated using discounted cash flow analyses based on discount rates that reflect current market conditions for instruments with similar terms and risks.

		June 30,		June 30,
		2013		2012
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$

Available-for-sale assets	–	–	3,653	3,653
Foreign currency forward contracts	(99)	(99)	(70)	(70)
Long-term debt and obligations under capital lease	45,466	44,303	3,845	3,516

Fair value estimates are made at a specific point in time on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

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DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

20	Financial instruments (continued)

h)	Fair value hierarchy

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.

Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value in the consolidated balance sheets as at June 30, 2013, classified using the fair value hierarchy described above:

	Level 1	Level 2	Level 3
	$	$	$

Foreign currency contracts	(99)	–	–
Long-term investments	–	–	330

Foreign currency contracts

At June 30, 2013, the Company had notional principal of approximately $1,911 (2012 - $3,985) in contracts to sell United States dollars. The carrying value of these contracts is the fair value based on exchange rates at June 30, 2013. The contracts expire at various dates between August 2013 and November 2013.

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DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

21	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments under these operating leases are as follows:

$
Year ending June 30, 2014	2,863
2015	1,708
2016	1,397
2017	977
2018	857
beyond 2018	386

Contingencies

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at June 30, 2013 and 2012, related to the above matters is estimated at $400.

22	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties. During the year ended June 30, 2013, the Company paid total dividends of $1,535 (2012 - $nil), the balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	June 30,	June 30,
	2013	2012
	$	$
Total bank indebtedness, long-term debt and obligations under capital lease	54,443	8,458
Less: Cash	(12,640)	(19,166)
Net debt	41,803	(10,708)
Total Shareholders’ Equity	162,875	78,900
	204,678	68,192

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company has been in compliance with all debt covenants of the Senior Secured Credit Facilities.

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DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

23	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares in issue during the period.

	2013	2012
	$	$

Net income	1,860	3,047
Weighted average number of common shares	86,873,506	57,836,261
Basic earnings per share	0.02	0.05

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the year ended June 30, 2013, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 2,843,002 (year ended June 30, 2012 - 324,084).

	2013	2012
	$	$

Net income	1,860	3,047
Weighted average number of common shares	89,716,508	58,160,345
Diluted earnings per share	0.02	0.05

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DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

24	Net change in other non-cash working capital balances related to operations

	2013	2012
	$	$

Decrease (increase) in amounts receivable	(5,039)	12,978
Increase in prepaid expenses and deposits	(404)	(701)
Decrease in accounts payable and accrued liabilities	(3,295)	(1,340)
Increase (decrease) in deferred revenue	(1,644)	1,147
	(10,382)	12,084

During the year, the Company paid and received the following:

Interest paid	3,423	1,496
Interest received	108	461
Taxes paid	490	1,535

25	Revenues and segmented information

The Company operates production and distribution entities and offices throughout Canada, the United States and the United Kingdom. In measuring performance, the Company does not distinguish or group its core production, distribution and merchandising operations (“Core Business”) on a geographic or any other basis. During the year ended June 30, 2013, the Company determined that a subsidiary of Cookie Jar (note 5) which manages copyrights, licensing and brands for third parties (“CPLG”), is a separate reportable segment; accordingly, the Company has two reportable segments for disclosure purposes in 2013 (2012 – one reportable segment).

Revenue and segment profit

		Core
	CPLG	Business	Consolidated

Year ended June 30, 2013
Revenues	7,600	89,663	97,263
Direct production cost and expenses, general and administrative expenses[1]	8,713	74,603	83,316
Segment profit (loss)	(1,113)	15,060	13,947
Amortization			4,583
Finance expense			1,948
Acquisition costs			1,696
Other expense, net			2,416
Income before income taxes			3,304

[1]	CPLG expenses include one-time severance and workforce harmonization costs of 854.

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DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

25	Revenues and segmented information (continued)

The following table presents further details on revenue derived from the following areas:

	2013	2012
	$	$
Core Business
Production revenue	17,442	12,604
Distribution revenue	24,573	6,907
Producer and service fee revenue	20,852	31,282
Merchandising and licensing and other revenue	26,796	21,854
	89,663	72,647
CPLG	7,600	–
	97,263	72,647

Of the Company’s $97,263 in revenues for the year ended June 30, 2013 (2012 - $72,647), $59,599 was attributable to the Company’s entities based in Canada (2012 - $35,766), $25,664 (2012 - $36,881) was attributable to the Company’s entities based in the USA and $12,000 (2012 - $nil) was attributable to the Company’s entities based outside of Canada and the USA.

As at June 30, 2013, the following non-current assets were attributable to the Company’s entities based in the USA: $728 of property and equipment, $392 of intangible assets, and $656 of goodwill (2012 - $1,464, $332, $712, respectively). As at June 30, 2013, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $562 of property and equipment and $11,135 of intangible assets (2012 - $nil, $nil, respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

At June 30, 2013, the following non-current assets were attributable to CPLG $554 of property and equipment and $11,135 of intangible assets (2012 - $nil and $nil).

26	Accumulated other comprehensive income (loss)

As at June 30, 2013 and 2012, accumulated other comprehensive income (loss) was comprised of cumulative translation adjustments of ($2,800) and $126, respectively, and net unrealized gain on available-for-sale investments of $nil and $106, respectively.

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DHX Media Ltd.

Notes to Consolidated Financial Statements

For the years ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

27	Subsequent events

a)	On September 16, 2013, the Company acquired all of the outstanding shares of Ragdoll Worldwide Ltd. (“Ragdoll”) for GBP 17,400 (approximately $28,400) in cash which was funded by a $25,000 expansion of the Company’s Term Facility and the balance to be paid from cash reserves and the Company’s Revolving Facility. Under the agreement, the Company acquired a library of 1,353 episodes across twelve series, including The Adventures of Abney & Teal, Dipdap and Brum, Teletubbies, Teletubbies Everywhere and In the Night Garden.

The combined company now controls one of the world’s largest independent libraries of children’s entertainment. Significant benefits of the acquisition are as follows: Greater ability to leverage internet channels and relationships, greater diversification of revenue streams, expanded library to over 9,500 half-hours, expanded international merchandising and licensing presence, marketing efficiencies and greater profile due to the global recognition of Ragdoll’s top series. The Company is in the process completing the initial accounting for the business combination. Accordingly, purchase price allocation has not been completed and other financial information has not been included.

b)	Subsequent to June 30, 2013, 470,000 options were exercised by employees and a director to acquire common shares for proceeds of $518.

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